Brad Skinner
Accounting Branch Chief
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, DC 20549


4 October, 2005


                    RE:      Artificial Life, Inc.
                             Form 10-KSB for the Year Ended December 31, 2004 Filed March 31, 2005
                             Form 10-QSB for the Quarter Ended June 30, 2005 Filed August 15, 2005
                             File No. 0-25075

Dear Mr. Skinner,

Thank you for your letter dated 22 September 2005 requesting for supplemental materials on our EDGAR filings.

Since our CEO is traveling, we would like to ask for time extension from your requested 10 business days to a qualified reply no later than 21 October 2005.

Thank you so much for your kind attention.


Yours sincerely,



Alice Tat
Manager, Account and Finance

Artificial Life, Inc